For more information contact:	PRESS RELEASE
Investor Relations Jeff Corbin / Marybeth Csaby KCSA Strategic Communications (212) 896-1214 / 1236 jcorbin@kcsa.com / mcsaby@kcsa.com

Tikcro Technologies Reports 2010 Fourth Quarter Results

Tel Aviv, Israel, April 11, 2011 — Tikcro Technologies Ltd. (OTC PK: TIKRF) today reported results for the fourth quarter and year ended December 31, 2010.

Net loss for the fourth quarter was $653,000 or $(0.08) per diluted share. Results for the fourth quarter included financial expenses of approximately $569,000 that resulted from the valuation of Tikcro's holdings in BioCancell Therapeutics, Inc., a clinical-stage biopharmaceutical company operating in the area of cancer treatment. Excluding this non cash financial expense, net loss for the fourth quarter was $84,000 or $(0.01) per diluted share.

Net loss for the year ended December 31, 2010 was $778,000 or $(0.09) per diluted share. Results for the year ended December 31, 2010 included financial expenses of approximately $478,000 from the valuation of Tikcro's holdings in BioCancell Therapeutics, Inc. Excluding this non cash financial expense, net loss for the year ended December 31, 2010 was $300,000 or $(0.04) per diluted share.

Biocancell is a clinical stage biotechnology company focused on developing targeted cancer therapies for solid cancer tumors.  The Company’s lead pipeline drug-candidate, BC-819, is progressing toward a US FDA Phase IIb clinical trial for pancreatic cancer. The Phase IIb clinical trial follows recently published one-year, multi-center Phase I/IIa results, addressing patients with non-resectable (inoperable) pancreatic cancer, with no metastases.

Following three months of treatment with BC-819 in the Phase I/IIa trial, five out of nine patients showed significant tumor reduction or stability, and two out of five of patients in the higher dosage group became resectable (operable).

Approximately 80% of patients with pancreatic cancer die within a year of diagnosis and 95% within five years. BC-819 uses the H19 gene to synthesize Diphtheria Toxin in cancerous cells only, in order to destroy the cells. BC-819 is also undergoing Phase IIb testing for bladder cancer and Phase I/IIa testing for ovarian cancer.

Tikcro holds approximately 25% of Biocancell, taking into account the conversion of a convertible note and exercise of warrants, and approximately 17% on a fully diluted basis. Shares of Biocancell are traded on the Tel Aviv Stock Exchange (TASE). The valuation of the holding in Biocancell is influenced, among other factors, by the share price of Biocancell on TASE.

As of December 31, 2010, the Company had net cash and marketable securities totaling $7.3 million.

"Tikcro intends to continue its strategy of providing funding for early-stage biotech operations, with an emphasis on solutions for the oncology market,” stated Aviv Boim, Tikcro’s CEO.

About Tikcro Technologies:
Tikcro has holdings in Biocancell Therapeutics, Inc., a clinical-stage biopharmaceutical company operating in the area of cancer treatment. Biocancell's leading drug, BC-819, is a double stranded DNA plasmid construct that incorporates the gene for diphtheria toxin (DTA) under the regulation of the promoter sequence for H19 gene. Pursuant to U.S. FDA approved protocols, Biocancell is conducting the following clinical trials in Israel and in the U.S. using BC-819:
-Phase IIb clinical trial for the treatment of superficial bladder carcinoma cancer
-Phase I/IIa clinical trial for the treatment of pancreatic cancer – trial concluded.
-Phase I/IIa clinical trial for the treatment of ovarian cancer

For more information, visit Tikcro website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to our ability to raise financing and the business of BioCancell, including, but not limited to, the development, testing, regulatory approval and commercialization of its products, its intellectual property rights, its funding, its competition, its exposure to lawsuits and its dependence on key suppliers and personnel. Such risks and uncertainties are set forth in the Company's SEC reports, including the Company's Form 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.  We undertake no duty to update any forward-looking information.

Tikcro Technologies Ltd. Balance Sheet (US dollars in thousands)

	December 31, 2010	December 31, 2009
Assets
Current assets
Cash and short-term marketable securities	$ 7,308	$ 7,432
Other receivables	118	49
Total current assets	7,426	7,481

Investment in Biocancell – stock, convertible note and warrant	5,625	6,164

Total assets	$ 13,051	$ 13,645

Liabilities and Shareholders' Equity
Current liabilities
Other current liabilities	$ 318	$ 280

Shareholders' equity	12,733	13,365

Total liabilities and shareholders' equity	$ 13,051	$ 13,645

Tikcro Technologies Ltd. Statements of Operations (US dollars in thousands, except per share data)

	Three Months Ended December 31		Year Ended December 31
	2010	2009	2010	2009
General and administrative expenses	$140	$107	$389	$387

Total operating expenses	140	107	389	387

Operating loss	(140)	(107)	(389)	(387)

Financial income (expenses), net	(513)	(1,705)	(389)	3,282

Net income (loss)	$(653)	$(1,812)	$(778)	$2,895

Basic net earnings (loss) per share	$(0.08)	$(0.22)	$(0.09)	$0.35

Diluted net earnings (loss) per share	$(0.08)	$(0.22)	$(0.09)	$0.34

Basic weighted average shares	8,538	8,414	8,476	8,347

Diluted weighted average shares	8,538	8,414	8,476	8,392